UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: August 26, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 26, 2009, entitled “CNOOC Ltd. Announces First Half Year Results with Great Increase of Production and Excellent Exploration Performance”
99.2	Announcement dated August 26, 2009, entitled “Announcement of 2009 Interim Results (Unaudited) ”

Exhibit 99.1

CNOOC LIMITED
For Immediate Release

 CNOOC Ltd. announces first half year results with great increase of production and excellent exploration performance

(Hong Kong, August 26, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the Company realized another accomplishment in production. The Company’s total net oil and gas production reached 105.8 million barrels-of-oil-equivalent (BOE), representing an increase of 15.2% YOY, in which crude oil production reached 87.3 million barrels, representing an increase of 20.1% and natural gas production reached 106.3 billion cubic feet, slightly down 3.5% YOY.

In the first half of the year, affected by relatively low oil price, our realized oil price recorded at US$49.35 per barrel. Benefiting from the price change of the new contracts, the average realized gas price has increased 6.6% to US$3.90 per thousand cubic feet. The Company’s revenue recorded 40.65 billion RMB, oil and gas sales recorded 32.52 billion RMB and net profit reached 12.40 billion RMB.

In the first half of the year, the Company achieved excellent production performance, which was mainly attributable to the following factors: the major projects put into production in 2008 including Wenchang oilfields, Xijiang 23-1 and platform B of Penglai 19-3 Phase II have shown good performance during the first half of the year, which drove the production growth steadily. In offshore China, our new oil and gas fields including Panyu 30-1, Bozhong 28-2S and Qinhuangdao 33-1 have been put into production successfully. In overseas, Akpo oilfield, the Phase I of Nigeria OML130, a huge deep-water project, came on stream successfully and became an important source to boost our overseas production. Besides, Tangguh LNG project in Indonesia began to operate in early July.

In the first half of the year, the Company also achieved encouraging exploration results, with 10 new discoveries and 8 successful appraisals, and breakthroughs both in frontier and new area, which enlarged our growth potential on exploration front. The Company announced a new medium sized discovery of Jinzhou 20-2 North in Liaodong Bay; other discoveries in adjacent area around Shijiutuo uplift, including Qinhuangdao 29-2, Qinhuangdao 35-4, Bozhong 2-1 and Qinhuangdao 36-3, will drive rolling exploration activities in the area and become a new contributor to our reserves additions.

In addition, we have successfully appraised 8 oil and gas structures. It is worth mentioning that both appraisal wells in Liwan 3-1, the first deepwater gas discovery in offshore China, turned out to be successful, which again proved the reserve scale as we expected.

In the first half of the year, part of the raw material prices dropped as a result of the financial crisis. But due to the long cycle of construction and development of oil industry, services and raw material prices lags still bring us heavy pressure from the cost control aspect. Over the years, through effective management, technology innovation and regional development, the Company’s all-in cost for the first half of the year was US$19.50 per barrel, decreased by 1.4% compared to last year. We have successfully controlled costs and maintained the leading position among global peers. Thanks to the streamlined management and improved conservation measures, we managed to lower the operating cost by 3.8%.

In the first half of the year, we have signed a sale and purchase agreement through a 50:50 joint venture. Under the agreement, the joint venture acquired a 20% working interest in Block 32, offshore Angola. Block 32, with acreage of 5,090 square kilometers, is an oil rich deepwater exploration block with 12 oil discoveries.

Mr. Fu Chengyu, Chairman and Chief Executive Officer commented, “In the first half 2009, with continued uncertainties in the market, we have kept enforcing our effective management system and cost control, and have insured significant increase of production and new projects to come online. It’s worth pointing out that the exploration activities for the first half of the year have been fruitful, laying a good foundation for the Company’s future reserve enhancement.”

In the first half of the year, CNOOC Ltd’s earnings per share reached RMB 0. 28. Based on the stable financial status of the Company, the board has decided to pay an interim dividend of HK$ 0.2 per share.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

*** *** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT OF 2009 INTERIM RESULTS (UNAUDITED)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2009	% change over First half of 2008

Net production of oil and gas	105.8 million BOE	15.2%
Consolidated revenue	RMB 40.65 billion	-42.0%
Consolidated net profit	RMB 12.40 billion	-55.0%
Basic earnings per share	RMB 0.28	-54.8%
Diluted earnings per share	RMB 0.28	-54.1%
Interim dividend	HK$0.20 per share	0.0%

CHAIRMAN’S STATEMENT

Dear Shareholders,

At the beginning of this year, in the “Chairman’s Statement” in our 2008 annual report, I expressed my confidence in the Company to keep on moving forward regardless of the financial crisis by citing “if winter has already come, can spring be far behind?”.

Now, the first half of the year has passed. My confidence in the Company is even more solid.

Despite the controversy over the world economy’s future, we at least can see the green shoots of economic recovery: various economic data shows that the world’s main economies are recovering, especially in our main operation area, China, where the regaining of growth momentum has sent strong signals.

The international oil price is a mirror of the economic situation. Within the first half of the year, we see that the oil price, which plunged from a high level previously, has stabilised and increased significantly.

The economic recovery is positive for the Company’s performance. Nevertheless, it’s our organic growth that will help us ride through the “winter” quickly.

During the first half of the year, our new management team have effectively seized the time window of investment cutting of the industry, and realigned operating resources to strengthen exploration efforts and accelerate the development of existing projects. Our operations continued to be fruitful in the first half of the year, which exemplified these initiatives. A series of new projects planned at the beginning of the year were successfully put into operation; production volume recorded strong growth and encouraging results were achieved on the exploration front, with breakthroughs in comprehensive deployment.

Together with our low cost advantages and sound health, safety and environmental protection (“HSE”) performance, I believe all these results demonstrate the Company’s foresight and showed how our new management team successfully realigned resources to shoulder the responsibility for the board of directors.

Strong Growth Momentum

2009 will become the Company’s next milestone in its history of stable growth. Net production is expected to increase by more than 15% and 10 new projects will commence for production. So far, the Company is steadily heading towards this goal.

In offshore China, our independent oil and gas fields including Panyu 30-1, Bozhong 28-2 South and Qinhuangdao 33-1 commenced production successfully. In overseas, Akpo oilfield, Phase I of OML130 in Nigeria, a huge deepwater project, came on stream successfully and became an important source that boosted our overseas production. Besides, Tangguh LNG project in Indonesia began to operate in early July. The commencement of these projects will not only help us meet our production target of this year, but will also be an important driver for our medium and long term growth.

In the first half of the year, the Company’s crude oil and natural gas production reached 87.3 million barrels and 106.3 billion cubic feet, respectively. Total net oil and gas production reached 105.8 million barrels-of-oil-equivalent (BOE), representing an increase of 15.2% year over year. Net oil and gas production from overseas reached 15.0 million BOE, representing a significant increase of 38.9% year over year.

The Company’s production performance during the first half of the year met our expectations. This was mainly attributable to the following factors: the major projects put into production last year including Wenchang oilfields, Xijiang 23-1 and platform B of Penglai 19-3 Phase II showed good performance, which drove the production growth steadily during the first half of the year. OML130, which started production early this year, helped to increase our overseas crude oil production significantly, which almost doubled. Furthermore, the Company made good progress in streamlining the management of producing fields, and maintained a high time efficiency for most producing oil fields. By applying effective production-enhancement methods, our mature oil fields such as Suizhong 36-1 and Luda oilfields maintained stable production. The optimising of the examination and maintenance program of certain oil fields also reduced the shutdown time and minimised production losses.

If the consecutive commencement of major projects and boost of production are guarantees for the Company to overcome the financial crisis, then the fruitful exploration results are the strategic reserve for the Company to combat potential “winters” in the future. In the first half of the year, the Company achieved encouraging exploration results, with 10 new discoveries and 8 successful appraisals, and breakthroughs both in frontier and in new areas. This has increased our growth potential on the exploration front. In Bohai Bay, the Company made a new medium sized discovery of Jinzhou 20-2 North in Liaodong Bay; other discoveries in adjacent areas of Shijiutuo uplift, including Qinhuangdao 29-2, Qinhuangdao 35-4, Bozhong 2-1 and Qinhuangdao 36-3, will drive rolling exploration in the area and will become new contributor to our reserves additions.

In addition, we have successfully appraised 8 oil and gas structures. It is worth mentioning that both of the two appraisal wells in Liwan 3-1, the first deepwater natural gas discovery in offshore China, turned out to be successful, which again proved our previous expectation of the scale of the reserves.

In overseas, we have signed a sale and purchase agreement through a 50:50 joint venture. Under the agreement, the joint venture acquired a 20% working interest in Block 32, offshore Angola. This transaction is a good example of our opportunistic acquisition strategy.

Effective Cost Control

Low cost is not only one of our competitive advantages, but also an important strategy we carry on along the way. Over the years, through effective management, technology innovation and regional development promotion, we have successfully controlled costs and maintained a leading position among global peers in terms of production costs per barrel.

In the financial crisis environment, cost control becomes even more important than ever. In the first half of the year, the prices of certain raw materials dropped as a result of the financial crisis. However, due to the long cycle of construction and development of the oil industry, the lagging effects of services and raw material prices still challenge us from the cost control perspective.

Under such circumstances, we effectively controlled costs by improving management and maintaining conservation policy. In the first half of the year, the all-in cost was US$19.50 per barrel, decreased by 1.4% compared to US$19.78 per barrel of last year. In particular, through streamlining management and improving conservation measures, we managed to lower the operating cost by 3.8%, which is hard-earned.

However, as the industry’s capacity for lower cost is not clear, and the strong global liquidity brings about a possibility of inflation, the production cost is expected to face greater pressure in the next two years. Fully aware of the situation, the management team will continue to implement energy conservation and emission reduction at various levels to further enhance cost control.

In the first half of the year, the international oil prices dropped dramatically. We further enhanced our sales management and narrowed the gap between our realised oil price and international oil prices such as WTI. Our realised oil price was US$49.35 per barrel. The net income is RMB12.40 billion, with an EPS of RMB0.28 in the first half of the year. Based on the solid balance sheet of the Company, the board of directors has decided to pay an interim dividend of HK$0.20 per share.

Bright Prospect Ahead

Although there are signs of economic recovery, and the international oil prices have rebounded from a low level, there remain various uncertainties in economic growth. We have to overcome many setbacks for every step forward. Facing the volatile business environment, we will continue to firmly stick to our growth strategy, aiming at creating value for shareholders, to increase reserves and production, maintain prudent financial policy, and keep our low cost advantage.

Specifically, on the basis of HSE rules, we will continue to focus on the following areas: Firstly, aiming at reserves additions, we will continue to increase exploration efforts, with crude oil exploration in offshore China highlighted. Secondly, we will focus on the commencement of production of new oil and gas fields, speed up the implementation of production enhancement measures such as infill wells, and ensure the production target of this year will be met. Thirdly, we will continue to strengthen management and control of costs.

I am confident that based on our solid resources foundation, strong growth momentum, competitive cost structure, coupled with our sound management system and outstanding management team and staff, we will enter a new growth cycle soon.

Finally, on behalf of the board of directors, I want to extend my sincere gratitude to our shareholders for your continuing support, and also to our management team and staff for their hard work. We will continue to excel your expectations and keep up the good work.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 26 August 2009

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2009 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2009
(All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
		2009	2008
	Notes	(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	2	32,523,285	54,463,611
Marketing revenues	2	7,787,397	14,191,088
Other income		337,659	1,390,288

		40,648,341	70,044,987

EXPENSES
Operating expenses		(5,154,014)	(4,068,497)
Production taxes		(1,461,660)	(2,594,225)
Exploration expenses		(976,846)	(1,342,451)
Depreciation, depletion and amortisation		(6,538,814)	(4,665,419)
Special oil gain levy		(1,297,622)	(9,745,988)
Crude oil and product purchases	2	(7,592,744)	(14,022,885)
Selling and administrative expenses		(946,460)	(831,507)
Others		(212,851)	(459,166)

		(24,181,011)	(37,730,138)

PROFIT FROM OPERATING ACTIVITIES		16,467,330	32,314,849
Interest income		357,068	356,603
Finance costs	3	(252,388)	(194,143)
Exchange gains, net		9,095	2,895,417
Investment income		72,541	192,578
Share of profits of associates		92,261	206,443
Non-operating expense, net		(19,222)	(277)

PROFIT BEFORE TAX		16,726,685	35,771,470
Tax	4(i)	(4,325,039)	(8,229,410)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		12,401,646	27,542,060

Exchange differences on translation of foreign operations		(96,975)	(5,223,093)
Net loss on available-for-sale financial assets, net of tax		(3,467)	(45,635)
Share of reserve changes in associates		(1,201)	21,806

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(101,643)	(5,246,922)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX		12,300,003	22,295,138

EARNINGS PER SHARE
Basic	5	RMB 0.28	RMB 0.62
Diluted	5	RMB 0.28	RMB 0.61

DIVIDEND
Interim dividend declared	7	7,875,180	7,854,162

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2009
(All amounts expressed in thousands of Renminbi)

		30 June	31 December
		2009	2008
	Notes	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment		151,681,238	138,358,136
Intangible assets		1,194,267	1,205,645
Investments in associates		1,762,215	1,785,155
Available-for-sale financial assets		1,549,184	1,549,797

Total non-current assets		156,186,904	142,898,733

CURRENT ASSETS
Inventories and supplies		3,263,611	2,684,372
Trade receivables		10,825,093	5,633,318
Available-for-sale financial assets		4,858,391	11,660,649
Other current assets		3,216,804	2,730,324
Time deposits with maturity over three months		-	21,300,000
Cash and cash equivalents		42,039,149	19,761,618

Total current assets		64,203,048	63,770,281

CURRENT LIABILITIES
Trade and accrued payables		15,597,426	11,913,363
Other payables and accrued liabilities		3,899,983	4,020,803
Current portion of long term bank loans		49,849	16,623
Taxes payable		3,912,440	2,848,454

Total current liabilities		23,459,698	18,799,243

NET CURRENT ASSETS		40,743,350	44,971,038

TOTAL ASSETS LESS CURRENT LIABILITIES		196,930,254	187,869,771

NON-CURRENT LIABILITIES
Long term bank loans		9,221,564	7,115,408
Long term guaranteed notes		6,838,977	6,748,598
Provision for dismantlement		10,157,677	8,339,734
Deferred tax liabilities		5,938,747	5,428,323

Total non-current liabilities		32,156,965	27,632,063

NET ASSETS		164,773,289	160,237,708

EQUITY
Equity attributable to equity holders of the Company
Issued capital	6	949,299	949,299
Reserves		163,823,990	159,288,409

TOTAL EQUITY		164,773,289	160,237,708

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2009
(All amounts expressed in thousands of Renminbi)

	Attributable to equity holders of the Company
	Issued share capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non-distributive reserves		Other reserves	Retained earnings		Proposed final dividend		Total

Balances at 1 January 2008	942,541	41,043,786		(5,632,454)	20,000,000		4,848,022	66,060,398		7,052,445		134,314,738
Profit for the period	—	—		—	—		—	27,542,060		—		27,542,060
Other comprehensive loss	—	—		(5,223,093)	—		(23,829)	—		—		(5,246,922)

Total comprehensive income	—	—		(5,223,093)	—		(23,829)	27,542,060		—		22,295,138
2007 final dividends	—	—		—	—		—	230,915		(7,052,445)		(6,821,530)
Equity-settled share option
expenses	—	—		—	—		59,840	—		—		59,840
Conversion from bonds	6,732	1,080,462		—	—		—	—		—		1,087,194
Exercise of share options	6	1,697		—	—		—	—		—		1,703

Balances at 30 June 2008
(Unaudited)	949,279	42,125,945	*	(10,855,547)*	20,000,000	*	4,884,033 *	93,833,373	*	—	*	150,937,083

Balances at 1 January 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698	94,923,740		7,878,753		160,237,708

Profit for the period	—	—		—	—		—	12,401,646		—		12,401,646
Other comprehensive loss	—	—		(96,975)	—		(4,668)	—		—		(101,643)

Total comprehensive income	—	—		(96,975)	—		(4,668)	12,401,646		—		12,300,003
2008 final dividend	—	—		—	—		—	5,360		(7,878,753)		(7,873,393)
Equity-settled share
option expenses	—	—		—	—		108,971	—		—		108,971
Appropriation of safety fund	—	—		—	—		1,573	(1,573)		—		—

Balances at 30 June 2009
(Unaudited)	949,299	42,129,095	*	(10,803,852)*	20,000,000	*	5,169,574 *	107,329,173	*	—	*	164,773,289

*
These reserve accounts comprise the consolidated reserves of approximately RMB163,823,990,000 (30 June 2008:  approximately RMB149,987,804,000) in the interim condensed consolidated statement of financial position.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2009
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2009 have been prepared in accordance with International Accounting Standards 34 (“IAS 34”) and Hong Kong Accounting Standards 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2008.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2008, except for the adoption of new Standards and Interpretations mandatory as of 1 January 2009, as follows:

IFRS 2/HKFRS 2 Amendments – Amendments to IFRS 2/HKFRS 2 Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify the definition of vesting conditions to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the adoption of the Amendments did not have any impact on accounting for share-based payments.

IFRS 7/HKFRS 7 Amendments – Amendments to IFRS 7/HKFRS 7 Financial Instruments: Disclosures

The Amendments introduce a three-level hierarchy for fair value measurement disclosures. It also requires entities to provide additional disclosures about the fair value measurements and liquidity risk. The fair value measurement disclosures and the liquidity risk disclosures are not significantly impacted by the Amendments.

IFRS 8/HKFRS 8 – Operating Segments

This Standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14/HKAS 14 Segment Reporting. Additional disclosures about each of these segments are shown in Note 8.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this Standard introduces the statement of comprehensive income, with all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements. The Group has elected to present one single statement.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised Standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised Standard, the revised Standard has no impact on the Group.

IFRIC Interpretation 9/HK (IFRIC) Interpretation 9 and IAS 39/HKAS 39 Amendments – Amendments to IFRIC Interpretation 9/HK (IFRIC) Interpretation 9 Reassessment of Embedded Derivatives and IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives

The Amendments clarify that on reclassification of a financial asset out of the fair value through profit or loss category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The Group has not reclassified its financial assets and therefore, the Amendments have no impact on the Group.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

2.	OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from sales of oil is recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers. Revenue from the production of oil in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenue represents the sales of oil and gas purchased from the foreign partners under production sharing contracts and the revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The costs of the oil and gas sold are included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

3.	FINANCE COSTS

An accretion expense of approximately RMB216,271,000 (six months ended 30 June 2008: approximately RMB170,742,000) arising in provision for dismantlement has been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2009.

4.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% on profits arising in or derived from Hong Kong.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 22 April 2009 (the “Notice”), “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), all implemented in 2008, the management of the Company believes that the Company is likely to be regarded as a Chinese Resident Enterprise since it is a Chinese-controlled Offshore Incorporated Enterprise. The Company is currently applying for determination as a China Resident Enterprise. As at the date of these interim condensed consolidated financial statements, management of the Company has not provided any deferred tax related to earnings derived by the Company from its overseas subsidiaries as no significant deferred tax implication is expected since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

The Company’s subsidiary in mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax rates ranging from 10% to 51.875%.

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to a proposed amendment to the tax treaty agreed by Indonesia and Malaysia governments in May 2006, the tax rates will increase from the existing range of 43.125% to 51.875% to the proposed range of 48% to 56%. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. As at the date of this Announcement, it was still uncertain when the ratification will be completed by the two countries.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—	Production taxes of 5% on independent production and production under production sharing contracts;

—	Export tariffs of 5% on export value of petroleum oil; and

—	Business tax at rates of 3% to 5% on other income.

5.         EARNINGS PER SHARE

	Six months ended 30 June
	2009	2008
	(Unaudited)	(Unaudited)
Earnings:
Profit for the period attributable to ordinary equity holders for
the basic and diluted earnings per share calculation	RMB12,401,646,000	RMB27,542,060,000

Number of shares:
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,302,616,976

Weighted average effect of new shares issued during the period	—	281,793,121

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,669,199,984	44,584,410,097

Effect of dilutive potential ordinary shares under
the share option schemes	82,425,394	183,370,739

Effect of dilutive potential ordinary shares for convertible bonds	—	46,025,125

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,751,625,378	44,813,805,961

Earnings per share – Basic	RMB0.28	RMB0.62

– Diluted	RMB0.28	RMB0.61

6.	ISSUED CAPITAL

Shares	Number of shares	Share capital	Issued share capital equivalent of
		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2009
and 31 December 2008	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2008	44,302,616,976	886,052	942,541
Conversion of bonds	365,099,675	7,302	6,732
Exercise of options	1,483,333	30	26

As at 31 December 2008 (audited)	44,669,199,984	893,384	949,299

As at 30 June 2009 (unaudited)	44,669,199,984	893,384	949,299

7.	DIVIDEND

On 26 August 2009, the Board of the Company declared an interim dividend of HK$0.20 per share (six months ended 30 June 2008: HK$0.20 per share), totalling approximately HK$8,933,840,000 (equivalent to approximately RMB7,875,180,000) (six months ended 30 June 2008: approximately RMB7,854,162,000), estimated based on the number of issued shares as at 30 June 2009.

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules, the Company is likely to be required to withhold a 10% enterprise income tax when it distributes dividend to its non-resident enterprise shareholders, with effective from the distribution of 2008 Final Dividend. In respect of all shareholders whose names appear on the Company’s register of members who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

8.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

The following table presents revenue and profit information for the Group’s business segments.

	Independent operations		Production sharing contracts		Trading		Unallocated		Elimination		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue
Sales to external customers:
Oil and gas revenue	17,494,676	27,119,597	15,028,609	27,344,014	—	—	—	—	—	—	32,523,285	54,463,611
Marketing revenue	—	—	—	—	7,787,397	14,191,088	—	—	—	—	7,787,397	14,191,088
Intersegment income	102,278	881,820	2,077,739	3,850,005	—	—	—	—	(2,180,017)	(4,731,825)	—	—
Other income	239,621	—	53,295	1,009,763	—	—	44,743	380,525	—	—	337,659	1,390,288

Total	17,836,575	28,001,417	17,159,643	32,203,782	7,787,397	14,191,088	44,743	380,525	(2,180,017)	(4,731,825)	40,648,341	70,044,987

Segment results
Profit before tax	9,258,257	15,702,913	7,504,580	16,675,595	194,653	168,203	(230,805)	3,224,759	—	—	16,726,685	35,771,470
Profit for the period	9,258,257	15,702,913	7,504,580	16,675,595	194,653	168,203	(4,555,844)	(5,004,651)	—	—	12,401,646	27,542,060

9.	SUBSEQUENT EVENT

In July 2009, the Company, through its wholly owned subsidiary, CNOOC International Limited, together with Sinopec Overseas Oil & Gas Limited established a jointly-controlled entity with limited liability, Sunrise Angola Petroleum Holding Limited (“Sunrise”) in Cayman Islands, with each holding a 50% equity interest. Sunrise is principally engaged in petroleum exploration, development, production and sales in Angola.

On 17 July 2009, Sunrise signed an agreement with Marathon International Petroleum Angola Block 32 Limited, a subsidiary of Marathon Oil Corporation to acquire a 20% working interest in Block 32 offshore Angola, for a consideration of US$1,300 million, excluding any purchase price adjustment in closing. The closing of the transaction is subject to several conditions, including approvals from the Chinese government and the Angolan government and the non-exercise of the preemptive right.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2009 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. The interim results for the six months ended 30 June 2009 have been reviewed by the Audit Committee of the Board.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2009, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interests of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interests of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the directors of the Company (the “Directors”) are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2009, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 11 September 2009 to 18 September 2009 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 10 September 2009. The interim dividend will be paid on or around 30 September 2009.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The interim report will be dispatched to the shareholders of the Company and will be available at the website of The Stock Exchange of Hong Kong Limited and the website of the Company as soon as practicable.

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 26 August 2009

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2008 Annual Report on Form 20-F filed on 8 May 2009.